

Mail Stop 4720

August 19, 2009

Paul M. Limbert
President and Chief Executive Officer
WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003

> **Re:** **WesBanco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 8-K filed January 23, 2009**
> **Forms 8-K furnished July 22, 2009, July 27, 2009 and August 10, 2009**
> **File No. 000-08467**

Dear Mr. Limbert:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1. Please advise the staff as to why the company's Exchange Act filings are tagged on EDGAR using the file number 333-107736. We note that the company

identifies its Commission File Number as 0-8467 on the cover pages to its Exchange Act filings.

Item. 11 Executive Compensation

Individual Performance Targets, page 18 of Definitive Proxy Statement on Schedule 14A

2.   Please disclose to the staff the individual performance targets utilized in determining the cash incentive compensation for your named executive officers for the 2008 fiscal year, and revise future filings accordingly. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Grants of Plan-Based Awards, page 29 of Definitive Proxy Statement on Schedule 14A

3.   Please provide supplementally a revised Grants of Plan-Based Awards table to include all applicable columns, and revise future filings accordingly. For example, the table should include the column entitled "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" since you had a cash incentive plan in effect in 2008. We note, in particular, the disclosure in the table on page 17 with respect to target and maximum annual incentive award amounts.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 7 of Definitive Proxy Statement on Schedule 14A

4.   With respect to loans made to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K, please provide the staff with, and include in future filings, the information required by Item 404(a)(5). Alternatively, confirm that Instruction 4.c. to Item 404(a) of Regulation S-K applies to all loans made and confirm that you will revise future filings to provide the disclosure set forth in the instruction.

Signature Page

5.   Please confirm that the principal executive officer, principal financial officer, and controller or principal accounting officer signed the Form 10-K, and revise the

signature page in future filings to identify the individuals who hold these positions. Refer to Instruction D(2)(a) of the Form 10-K.

Form 8-K filed January 23, 2009

Exhibit 2.1

6.   It appears that the schedules and exhibits were omitted from the Branch Purchase and Assumption Agreement. Although attachments to agreements filed pursuant to Item 601(b)(2) of Regulation S-K need not be filed unless such schedules contain information which is material to an investment decision, where such attachments are not filed, an undertaking to furnish supplementally a copy of any omitted schedule to the Commission upon request is required. Please amend to either include the omitted attachments or to include the undertaking.

Form 10-Q for Fiscal Quarter Ended June 30, 2009
and Forms 8-K furnished July 22, 2009, July 27, 2009 and August 10, 2009

7.   We note the references to certain non-GAAP measures in the Form 10-Q as well as in the Forms 8-K furnished July 22, 2009, July 27, 2009 and August 10, 2009. These non-GAAP measures include "tangible common equity," "Tangible Common Equity to Tangible Assets," and "Return on average tangible common equity." Registrants that disclose such information must provide the disclosures required by Regulation G or Item 10 of Regulation S-K, as applicable, including the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP. This reconciliation should be in sufficient detail to allow a reader to understand the nature of the reconciling items. Please provide to the staff the information required by Regulation G or Item 10(e) of Regulation S-K, as applicable, and confirm that future filings will be revised accordingly. Refer to Regulation S-K Compliance & Disclosure Interpretation 102.05.

                *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser